Sit Investment Associates

Mutual Funds Newsletter

Spring 2012

Municipal Bonds

Tax-exempt municipal bonds, after weathering the credit crisis of 2008, have posted positive calendar-year returns since then and continued the trend for the first quarter of 2012. This has been quite a contrast to the dire predictions of heavy defaults that were to plague the municipal bond market. Rather than $100+ billion in defaults as some forecasts mentioned, the municipal bond market encountered less than $5 billion in defaults in 2011. While not a small number, it was actually less than each of the previous three years. Not only did the record defaults fail to materialize, but the Barclays Municipal Bond Index produced a +10.7% total return for the 2011 calendar year.

Municipal bonds, which are debt obligations issued by state and local governments, are particularly appealing to investors who wish to preserve capital while generating a tax-free income stream. While available in both taxable and tax-exempt formats, the tax-exempt bonds tend to get the most attention because income generated is for most investors exempt from federal and, in many cases, state and local taxes.

Issuance and fund flows have been two contributing factors to the recent strong municipal bond returns. With 2011 having the lowest municipal bond issuance in ten years, the lack of new supply has helped boost prices. It is believed that state and local governments are reluctant to start new projects in an effort to restrict their debt burden to address larger fiscal problems. So far in 2012, new issuance has remained relatively light, and almost two-thirds of issuance is being used to refund existing debt. Demand has been stable-to-increasing, as fund flows into municipals reversed course from net outflows in late 2010 and early 2011 to net inflows for the rest of the year and for the first quarter of 2012.

According to the Securities Industries and Financial Markets Association (SIFMA) Municipal Issuance Survey, respondents expect total municipal issuance, both short- and long-term, to reach $402 billion in 2012, a significant recovery from their expectation of $342 billion in 2011. Excluding short-term notes, long-term issuance is also expected to recover in 2012, with a forecasted $347 billion total in 2012 compared with $288 billion in 2011.

Longer-term municipal bonds have benefited more in recent quarters than shorter-term bonds. In terms of duration, the 10-year portion of the Barclays Municipal Bond Index posted the strongest returns for the fourth quarter of 2011, and the 15-year+ portion of the Index garnered the highest returns for the first quarter of 2012. All shorter-duration segments lagged in both quarters.

From a credit-quality view, BBB-rated and A-rated issues have been the strongest performers, with A-rated bonds having the best returns for all of 2011 and BBB-rated bonds outperforming in the final quarter of the year as well as for the first quarter of 2012. Even after this outperformance, credit spreads still remain attractive, particularly for A-rated bonds, which continue to yield 1% more than higher-rated AAA general obligation bonds.

With the tax-exempt yield curve remaining historically steep, we have accordingly positioned portfolios modestly longer than their associated benchmarks. This positioning can offer extra income and potential price appreciation if longer-term rates decline. Moreover, tax-exempts remain cheap when compared to comparable maturity Treasuries, especially for longer-term maturities. Historically, tax-exempts yielded somewhat less than comparable maturity Treasuries, but now tax-exempts are yielding more than their Treasury counterparts which produce taxable income. We believe this yield advantage relative to Treasuries continues to offer some cushion if and when Treasury yields begin a sustained increase.

The Sit Minnesota Tax-Free Income Fund and Sit Tax-Free Income Fund have participated in the rising municipal bond market. The Funds' returns for calendar year 2011 were 10.64% and 10.73%, respectively versus their benchmark Barclays 5-year Municipal Bond Index's return of 6.93% over the same time period. For the first quarter of 2012, the Funds have both posted returns in excess of 2% while their benchmark returned 0.59%.

Our investment strategy remains focused on income. We also continue to look for opportunities to increase credit quality and may shorten the duration, or interest-rate sensitivity, of the portfolios. Later in 2012, we believe municipal bond issuance may increase, which could also present some opportunities depending on the composition and timing of the issuance. Diversification remains a key tenet to help manage credit risk.

Investment Outlook and Strategy Summary *by Roger J. Sit – Chairman and President*



The final estimate of fourth quarter 2011 real GDP growth was unchanged from the second estimate of +3.0%. While the overall growth figure was stable, there was some movement within the major components of GDP. Small downward adjustments to personal consumption expenditures (PCE), the change in business inventories, and net exports were offset by a larger upward revision to nonresidential fixed investment. The increase in business capital spending is a positive for the U.S. economy, but the highly volatile nature of inventories is a source of uncertainty.

February real personal spending increased +0.5%, well ahead of expectations, and the previous estimate of flat spending in January was revised up to a gain of +0.2%. The PCE for Services was a significant contributor to the renewed strength in personal consumption. The PCE for Utilities, a subcomponent of the PCE for Services, was expected to be weak due to the mild winter, but it contributed more positively than expected. The strength in the PCE for Services was broad-based, as other subcomponents were also key contributors to the unanticipated strength.

The surprising strength in the most recent monthly consumer spending data has changed our outlook for first quarter 2012 personal consumption. Our sensitivity analysis now shows that even if monthly consumer spending is flat in March, it will result in a quarterly increase of more than +2.0%. Moreover, if the monthly figure for March PCE increases +0.2%, this will yield growth for the quarter of almost +2.5%.

We are quite sanguine about the outlook for job creation. There were 635,000 jobs created in the first quarter of 2012, the strongest quarterly increase since the first quarter of 2006. Additionally, the unemployment rate decreased from 8.3% to 8.2%, the lowest level since January 2009. The February savings rate dropped to 3.7% from 4.3%, due largely to the modest gain in income.

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), increased +0.4% in February, which matched the consensus estimate. Core CPI, which excludes the volatile food and energy sectors, increased +0.1%, below the expected +0.2%.

The Federal Reserve's U.S. trade-weighted major currencies dollar index increased +0.9% in March. On a year-to-date basis, the dollar has declined slightly as worries over the European sovereign debt crisis have receded partially since December. Renewed concern over the situation in Europe, particularly Spain, which has occurred very recently may reverse this trend.

We believe the subpar U.S. economic recovery remains on track. As a result of the stronger personal spending data for January and February, we have modestly upgraded our estimate of first quarter real GDP growth from +1.5% to +2.0%. This results in an estimated annual GDP growth figure of +2.2% for 2012.

Fixed Income Markets

In taxable securities, The Barclays Aggregate Bond Index return for the quarter was +0.3%. Corporate bonds were the best performing sector despite their longer average duration. The U.S. Treasury sector was the worst performing sector, with longer duration Treasuries producing particularly poor results. U.S. Treasury yields rose during the first quarter and the yield curve steepened. Signs of economic improvement caused expectations for a third round of Federal Reserve-backed asset price inflation initiatives (commonly referred to as QE3) to diminish, and Treasury prices declined commensurately.

Tax-exempt municipals posted solid returns during the quarter as evidenced by the +1.7% return for the Barclays Municipal Bond Index. In terms of duration, the sub-indices of the Barclays Municipal Bond Index that are 15-years and longer posted the strongest returns for the quarter, while all of the shorter sub-indices lagged. Within credit quality, BBB-rated bonds posted the highest returns for the quarter, followed by A-rated tax-exempts.

Longer tax-exempt yields decreased during the quarter, while intermediate tax-exempt yields increased, and shorter tax-exempt yields were relatively unchanged. Nonetheless, the tax-exempt yield curve remains historically steep. Accordingly, we continue to position portfolios modestly longer than their associated benchmarks. A low level of absolute yields has led investors to reach for yield by focusing on longer duration and lower-rated credits with incremental spread over higher-grade general obligation issues.

Tax-exempts remain cheap when expressed as a percentage of comparable maturity Treasuries, particularly for longer maturities. We believe these yield ratios relative to Treasuries continue to offer tax-exempt bonds a cushion if and when Treasury yields begin a sustained increase. Credit spreads remain attractive, particularly for A-rated tax-exempts, which continue to yield over +100 basis points more than AAA-rated general obligation bonds. We continue to look for opportunities to increase credit quality and may begin shortening duration. We believe municipal bond issuance may increase later in 2012, which could present opportunities depending on the composition and timing of issuance.

Equity Markets

U.S. equity markets performed strongly in the first quarter of 2012, exhibiting an overall improving trend. Despite the strong first quarter market performance, valuations remain quite reasonable and attractive across international equity markets. Given our outlook for contained inflation, these valuation levels appear even more reasonable.

Stocks in countries outside the euro area are somewhat less impacted by the ongoing euro area crisis than stocks within the euro area. While domiciled in Europe, most of the Sit Mutual Funds' European holdings are exposed to business in emerging markets and other developed markets.

We expect the ongoing modest recovery in the Japanese and global economies to continue trending upward in 2012. We think the upward movement will, however, be choppy due to significant stock appreciation thus far in 2012, modest expected economic growth in the U.S. and the world versus the more robust economic improvement, and ongoing uncertainty of a soft landing in China. China will continue to be the key to global economic growth and we believe it will successfully engineer a soft landing. Its motivation for achieving success is particularly acute in 2012 as a scheduled ten-year power transition is set to occur later this year.

The Only Certainty for Taxes is Uncertainty by Steve Benjamin, CEBS, CRPC

Intoxication: Euphoria at getting a refund from the IRS, which lasts until you suddenly realize it was your money to begin with.
--Author unknown

The tax cuts passed in 2001 and 2003 during former President George W. Bush's first term are scheduled to expire at the end of this year. If that happens, the top rate on ordinary income and short-term capital gains will rise from 35% to 39.6%, the long-term capital gains rate will rise from 15% to 20% and qualified dividends will no longer be taxed at a maximum rate of 15% but will be taxed as ordinary income.

President Obama recently proposed that the Bush tax cuts be made permanent for those earning less than $200,000 ($250,000 for married couples). But Paul Ryan, the Republican chairman of the House Budget Committee, wants to do more. In April, he said that because taxes are scheduled to increase, now is the time for Congress to pass a comprehensive tax reform bill. He proposes that there be two tax rates (10% and 25%) and predicts that lost tax revenue would be made up through the elimination of numerous tax breaks and deductions.

Regarding healthcare, and almost exactly two years after "Obamacare" was signed into law, the Supreme Court heard three days of arguments in March regarding whether or not the Patient Protection and Affordable Care Act - or parts of it - are constitutional. The Supreme Court is expected to issue its decision in June. If the law stands, the table below describes how new taxes will go into effect next year to help pay for our country's healthcare.

	Medicare Surtax	Medicare Payroll Tax
What will change?	A 3.8% tax will be assessed on the lesser of: 1) "net investment income" (interest, dividends, capital gains, annuities, rents, royalties and passive activity income); 2) the excess of Modified Adjusted Gross Income over the threshold amounts (see below).	The Medicare payroll tax assessed on an employee's wages (or self-employment income) will increase from 1.45% to 2.35% on the amount over the threshold amounts (see below).
Who will this affect?	Individuals with a modified Adjusted Gross Income of more than $200,000 ($250,000 for married couples). These amounts are not indexed for inflation.	Individuals with wages of more than $200,000 ($250,000 for married couples). These amounts are not indexed for inflation. For example, a single person who earns $240,000 will be taxed 1.45% on the first $200,000 in wages and 2.35% on $40,000.

To minimize your tax liability on the 3.8% surtax, you might want to consider the following strategies:

- Since municipal bond interest is not considered "net investment income" and is exempt from federal income tax, you might want to shift some of your investments into municipal bonds.
- By making pre-tax contributions to an IRA, 401(k), 403(b) or other retirement plan, your wages will be reduced, which may prevent your income from exceeding the $200,000 ($250,000 for married couples) threshold.
- If you've been thinking about converting your IRA to a Roth IRA, you might want to do so this year. Since converting an IRA increases your Modified Adjusted Gross Income, a conversion in future years might make your income exceed the $200,000 ($250,000 for married couples) threshold.

Melvin C. Bahle

Longtime Sit Mutual Funds Director Melvin C. Bahle passed away on February 26th of this year at the age of 93. He was elected to the Sit Mutual Funds Board in 1984 and retired in 2010. Bahle served as a director on a number of corporate boards and was a volunteer officer and patron of charitable and religious organizations as well. He was a trusted colleague and friend of Sit Investment Associates founder Eugene Sit.

The Nebraska native was an active supporter and patron of Washington University in St. Louis, where he received his business and law degrees; he then made St. Louis his home. He was a 35-year employee of the Ralston Purina Company, serving as personal assistant to Donald Danforth, CEO of the company. After retirement as Vice President from that company, Bahle continued to oversee the investment of hundreds of millions of dollars in his role as treasurer for the Danforth Foundation for another 19 years.

Prior to completing his education and embarking on his professional career, Bahle served in World War II. He was commissioned as ensign in the Coast Guard and served in the Pacific Theater as a watch officer aboard an amphibious landing vessel in the Pacific. Bahle was one of the first Americans to walk the streets of Japan after that country's surrender. He served 58 months in the War, retiring from the Military as a Lieutenant Commander, U.S. Coast Guard Reserve.

Sit Mutual Funds Chairman and CEO Roger Sit said of Bahle, "We will dearly miss Mel. His intellect, experience, and worldly knowledge contributed meaningfully to the success of Sit Mutual Funds."

Melvin Bahle leaves behind his wife of 69 years, Mildred "Sue" Bahle.

Sit Mutual Funds Market Summary: First Quarter 2012

Fixed Income

Diminishing expectations for a third round of Federal Reserve asset price -inflation initiatives (QE3) resulted in declining prices and rising yields for U.S. Treasuries. The 2-year U.S. Treasury note yield was 0.33% at quarter end, +9 basis points higher from the previous quarter end. The 30-year U.S. Treasury Bond yield ended the quarter at 3.34%, +45 basis points higher from the previous quarter end.

Continued uncertainty surrounding the fiscal problems both in Europe and domestically, combined with typical election year related concerns, is likely to encourage the Fed to remain highly accommodative. Our fixed income Mutual Funds are defensively positioned against rising interest rates, as we expect the accommodative policy to drive inflation higher in the intermediate term. The stalemate in Congress leaves little chance for improvements to the federal budget situation. As such, we continue to invest in higher-rated sectors that should outperform in the event of further federal government ratings downgrades.

In tax-exempt municipal bonds, longer yields decreased, intermediate tax yields increased, and shorter yields were relatively unchanged. Tax-exempt municipals posted solid returns during the quarter as evidenced by the +1.7% return for the Barclays Municipal Bond Index. Issuance, as discussed on page one of this newsletter, remains low by historical standards. In terms of duration, the sub-indices of the Index that are 15 years and longer posted the strongest returns for the quarter, while shorter sub-indices lagged. All revenue bond sectors within the Index also posted strong returns during the quarter. Within credit quality, BBB-rated bonds posted the highest returns for the quarter, followed by A-rated tax-exempts. Tax-exempt closed-end funds also had a good quarter, with returns generally exceeding +2.5% and yields over 6% in most cases. All of these trends across duration, industry and credit quality were generally consistent with 2011 performance.

As the tax-exempt yield curve remains historically steep, we continue to position portfolios modestly longer than their associated benchmarks. Furthermore, tax-exempts remain cheap when expressed as a percentage of comparable maturity Treasuries, particularly for longer maturities. These relative ratios, we believe, continue to offer tax-exempt bonds a cushion if and when Treasury yields begin a sustained increase. Credit spreads remain attractive, particularly for A-rated tax-exempts, which continue to yield over +100 basis points more than AAA-rated general obligation bonds. As such, we continue to look for opportunities to increase credit quality and may begin shortening duration. If issuance increases later in 2012 as we believe, opportunities may arise depending on the composition and timing.

Our investment strategy remains focused on income, which we believe is the primary source of return over longer periods of time. Diversification remains a key tenet in our strategy to help manage credit risk, particularly as state and local issuers continue to adjust to fiscal challenges.

Equities

In U.S. equity markets, strong first quarter performance was reflected in the S&P 500 Index gaining +12.6%. Even more robust was the technology-heavy NASDAQ, which gained 18.7%. For the quarter, growth stocks outperformed value stocks across all capitalizations, continuing a 12-month trend. Stock valuations remain quite reasonable despite strong first quarter market performance.

During the quarter, investors softened their focus on the difficulties in Europe, but recent news of problems in Spain could return investors' attention to Europe's problems. While some progress in dealing with these difficulties has been made, the issues are a long way from being solved. We expect the impact of these issues on the U.S. financial markets to ebb and flow, and we remain wary of increased vulnerability to negative news flow stemming from them.

Our domestic equity portfolios are maintaining holdings of diversified, high-quality, growth-oriented companies. Positioning continues to emphasize the producer manufacturing, energy services, and the technology growth sectors.

In our international investments, we continue to have an underweight stance in the euro area and a market weight to overweight position in the UK and other non-euro countries, such as Switzerland, as stocks in countries outside the euro area are somewhat less impacted by the ongoing crisis within the region. While domiciled in Europe, most of our European holdings are exposed to business in emerging markets and other developed markets.

We expect the ongoing modest recovery in the Japanese and global economies to continue trending upward in 2012, but we think the upward movement will be choppy. Our strategy in Japan is to invest in export-oriented companies, which benefit from the weak yen, and domestic consumption firms that should benefit from reconstruction spending.

China, which we believe will successfully engineer a soft landing, will continue to be the key to global economic growth. The country has an acute incentive for achieving success due to its scheduled ten-year power transition set to occur later this year. Our holdings in China remain focused on the energy, minerals, and consumer-related sectors.

Valuations remain attractive across international equity markets.

Performance figures in this publication are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the indices.

Sit U.S. Government Securities Fund

As of March 31, 2012

FUND PERFORMANCE (%)

	Annualized Returns							
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
U.S. Government Securities	0.99	2.98	4.73	5.34	4.46	6.36	2.49	2.77
Barclays Interm Gov't Index	-0.38	5.66	3.44	5.46	4.87	6.50		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
U.S. Government Securities	1.19	3.35	2.48	4.13	6.92	5.13	7.79	4.91	2.72	0.99
Barclays Interm. Gov't Index	2.29	2.33	1.68	3.84	8.47	10.43	-0.32	4.98	6.08	-0.38

PORTFOLIO SECTOR ALLOCATION (%)

CMO	50.9
FNMA Pass-Through	25.7
FHLMC Pass-Through	11.5
GNMA Pass-Through	6.5
Asset-Backed	1.9
U.S. Treasury/Federal Agency	0.4
Cash & Other Net Assets	3.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$1,504.2
Average Maturity:	22.5 Years
Effective Duration:	1.9 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE



Duration
Short
Interm
Long
High
Mid
Low
Quality

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 44 years
Mark H. Book, CFA, 25 years
Bryce A. Doty, CFA, 21 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclays Intermediate Government Index is a sub-index of the Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Sit Tax-Free Income Fund

As of March 31, 2012

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE


Duration
Short
Interm
Long
High
Mid
Low
Quality

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 44 years
Debra A. Sit, CFA, 30 years
Paul A. Jungquist, CFA, 18 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Tax-Free Income	2.70	13.41	10.21	3.63	3.78	5.38	4.70	4.60
Barclays 5-Year Muni Index	0.59	6.90	5.34	5.65	4.88	5.75		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Tax-Free Income	2.87	3.96	3.30	3.54	0.26	-15.77	22.42	2.48	10.73	2.70
Barclays 5-Year Muni Index	4.13	2.72	0.95	3.34	5.15	5.78	7.40	3.40	6.93	0.59

PORTFOLIO SECTOR ALLOCATION (%)

Other Revenue	14.9
Education/Student Loan	13.7
Single Family Mortgage	12.9
Multi Family Mortgage	12.1
Hospital / Health Care	10.9
Closed-End Mutual Funds	7.6
Insured	6.4
General Obligation	5.9
Sectors Less Than 4.0%	11.8
Cash and Other Net Assets	3.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$154.7
Tax-Equivalent Yield:	7.23%
Average Maturity:	16.4 Years
Duration to Estimated Avg. Life:	6.2 Years
Implied Duration:	7.0 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclays 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. Tax-equivalent yield is based on the 30-Day SEC Yield at a federal tax rate of 35.0%. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Sit Minnesota Tax-Free Income Fund

As of March 31, 2012

FUND PERFORMANCE (%)

	Annualized Returns							
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Minnesota Tax-Free Income	2.19	12.48	9.83	4.95	4.91	5.11	3.96	4.30
Barclays 5-Year Muni Bond Index	0.59	6.90	5.34	5.65	4.88	5.01		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Minnesota Tax-Free Income	4.42	3.68	4.44	4.92	1.04	-10.75	22.04	3.19	10.64	2.19
Barclays 5-Year Muni Index	4.13	2.72	0.95	3.24	5.15	5.79	7.40	3.40	6.93	0.59

PORTFOLIO SECTOR ALLOCATION (%)

Hospital / Health Care	17.9
Single Family Mortgage	17.1
Multi Family Mortgage	16.0
Education/Student Loan	10.8
Other Revenue	9.3
Utility	5.4
Insured	3.6
General Obligation	2.7
Sectors Less Than 2.7%	8.5
Cash and Other Net Assets	8.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$343.8
Tax-Equivalent Yield:	6.61%
Average Maturity:	15.1 Years
Duration to Estimated Avg. Life:	4.8 Years
Implied Duration:	6.6 Years

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



Duration
Short
Interm.
Long
Quality
High
Mid
Low

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 44 years
Debra A. Sit, CFA, 30 years
Paul A. Jungquist, CFA, 18 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclays 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. Tax-equivalent yield is based on the 30-Day SEC Yield at a federal tax rate of 35.0%. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Sit Balanced Fund

As of March 31, 2012

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

FIXED-INCOME INVESTMENT STYLE


Duration
Short
Interm.
Long
High
Mid
Low
Quality

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 21 years
Bryce A. Doty, CFA, 21 years
John M. Bernstein, CFA, 19 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

Fundholdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The Barclays Aggregate Bond Index is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	9.11	7.70	16.31	3.89	4.64	6.59
S&P 500® Index	12.59	8.54	23.42	2.01	4.12	8.28
Barclays Aggregate Bond Index	0.30	7.71	6.83	6.25	5.80	6.20

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Balanced	19.20	9.22	7.51	7.89	10.52	-26.89	23.12	10.51	2.04	9.11
S&P 500® Index	28.68	10.88	4.91	15.80	5.50	-37.00	26.47	15.06	2.11	12.59
Barclays Aggregate Bond Index	4.10	4.34	2.43	4.33	6.97	5.24	5.93	6.54	7.84	0.30

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	2.8
International Business Machines Corp.	2.1
Chevron Corp.	2.0
Qualcomm, Inc.	1.7
Occidental Petroleum Corp.	1.6

Bonds

Company Name	% of Net Assets
U.S. Treasury Strips, 3.09%, 8/15/20	2.0
U.S. Treasury Bond, 3.13%, 2/15/42	1.0
GNMA, 7.50%, 9/16/35	1.0
FHLMC, 7.50%, 6/15/30	0.9
Genworth Financial, Inc., 7.70%, 6/15/20	0.9

PORTFOLIO ALLOCATION (%)

Stocks	63.5
Bonds	32.8
Cash and Other Net Assets	3.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$11.8
Number of Holdings:	169

Sit Large Cap Growth Fund

As of March 31, 2012

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	15.11	10.00	19.46	2.80	4.43	9.75
Russell 1000® Growth Index	14.69	11.03	25.28	5.10	4.28	10.69

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Large Cap Growth	26.34	12.79	9.59	9.54	14.14	-34.10	28.14	10.79	-0.53	15.11
Russell 1000® Growth Index	29.75	6.30	5.27	9.08	11.81	-38.44	37.21	16.71	2.64	14.69

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	6.6	Occidental Petroleum Corp.	2.6
International Business Machines Corp.	4.5	Oracle Corp.	2.4
Google, Inc.	3.1	Coca-Cola Co.	2.1
Qualcomm, Inc.	2.9	McDonald's Corp.	2.1
Chevron Corp.	2.9	Philip Morris International, Inc.	1.9
		Total	31.1

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	20.1
Technology Services	13.2
Consumer Non-Durables	10.0
Producer Manufacturing	9.4
Retail Trade	8.5
Health Technology	8.1
Energy Minerals	7.6
Process Industries	4.3
Sectors Less Than 4.0%	17.5
Cash and Other Net Assets	1.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$286.9
Number of Holdings:	96
Wtd. Avg. Market Cap (Billions):	109.2
Median Market Cap (Billions):	33.6
Turnover Rate:	10.4 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 21 years
Ronald D. Sit, CFA, 27 years
Michael J. Stellmacher, CFA, 20 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell 1000® Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Sit Mid Cap Growth Fund

As of March 31, 2012

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 21 years
Kent L. Johnson, CFA, 23 years
Matthew T. Loucks, CFA, 16 years
Robert W. Sit, CFA, 20 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell Midcap® Growth Index is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell MidCap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	19.67	6.54	26.62	3.74	5.90	11.94
Russell Midcap® Growth Index	14.52	4.43	29.16	4.44	6.92	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Mid Cap Growth	38.51	17.02	15.27	9.56	18.87	-45.34	35.59	27.10	-6.53	19.67
Russell Midcap® Growth Index	42.71	15.48	12.10	10.65	11.44	-44.32	46.29	26.38	-1.65	14.52

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Ecolab, Inc.	2.3	ANSYS, Inc.	1.9
Cummins, Inc.	2.2	Intuitive Surgical, Inc.	1.9
TJX Cos., Inc.	2.2	CF Industries Holdings, Inc.	1.8
Cognizant Technology Solutions Corp.	2.1	Dick's Sporting Goods, Inc.	1.8
Ulta Salon Cosmetics & Ragrance, Inc.	2.1	Macy's, Inc.	1.7
		Total	19.8

PORTFOLIO SECTOR ALLOCATION (%)

Producer Manufacturing	11.4
Technology Services	10.8
Electronic Technology	10.2
Health Technology	9.8
Retail Trade	9.7
Process Industries	8.8
Finance	6.8
Consumer Durables	4.9
Sectors Less Than 4.5%	25.5
Cash and Other Net Assets	2.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$159.3
Number of Holdings:	89
Wtd. Avg. Market Cap (Billions):	$12.5
Median Market Cap (Billions):	$9.1
Turnover Rate:	13.8%

Sit Small Cap Growth Fund

As of March 31, 2012

FUND PERFORMANCE (%)

	Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	17.12	6.60	29.07	5.16	6.98	10.91
Russell 2000® Growth Index	13.28	0.68	28.36	4.15	6.00	6.77

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Small Cap Growth	34.57	6.79	19.52	7.99	20.43	-42.96	33.06	27.28	-0.23	17.12
Russell 2000® Growth Index	48.53	14.31	4.15	13.34	7.05	-38.54	34.47	29.09	-2.91	13.28

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Ultimate Software Group, Inc.	2.3	Concur Technologies, Inc.	1.9
Alexion Pharmaceuticals, Inc.	2.1	Informatica Corp.	1.9
Ulta Salon Cosmetics & Fragrance, Inc.	2.1	Casey's General Stores, Inc.	1.9
Tupperware Brands Corp.	2.1	Buffalo Wild Wings, Inc.	1.9
ANSYS, Inc.	2.0	Amylin Pharmaceuticals, Inc.	1.9
		Total	19.9

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	14.7
Technology Services	11.9
Producer Manufacturing	11.1
Electronic Technology	10.0
Retail Trade	7.6
Finance	7.4
Consumer Durables	6.4
Industrial Services	6.2
Sectors Less Than 6.0%	22.8
Cash and Other Net Assets	1.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$81.0
Number of Holdings:	98
Wtd. Avg. Market Cap (Billions):	$4.9
Median Market Cap (Billions):	$3.0
Turnover Rate:	18.0 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 21 years
- Kent L. Johnson, CFA, 23 years
- Matthew T. Loucks, CFA, 15 years
- Robert W. Sit, CFA, 20 years
- Michael J. Stellmacher, CFA, 21 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell 2000® Growth Index is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

The Fund invests in small-cap stocks, which involve additional risks such a limited liquidity and greater volatility.

Sit Dividend Growth Fund

As of March 31, 2012

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 21 years
Kent L. Johnson, CFA, 23 years
Michael J. Stellmacher, CFA, 21 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Class I Shares	10.24	7.91	22.16	5.20	8.08	1.62	1.47
S&P 500® Index	12.59	8.54	23.42	2.01	5.01		
Class S Shares	10.19	7.69	21.87	n/a	6.41	1.39	1.24
S&P 500 Index	12.59	8.54	23.42	n/a	3.58		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Class I Shares	10.91	9.41	18.29	12.89	-29.60	25.59	16.42	3.29	10.24
Class S Shares	n/a	n/a	n/a	12.56	-29.77	25.25	16.19	2.98	10.19
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00	26.47	15.06	2.11	12.59

TOP TEN HOLDINGS

Company Name	% of Net Assets
Chevron Corp.	3.3
International Business Machines Corp.	3.0
Qualcomm, Inc.	2.2
Verizon Communications, Inc.	2.1
Procter & Gamble Co.	2.1

Company Name	% of Net Assets
Occidental Petroleum Corp.	2.1
JPMorgan Chase & Co.	2.0
PepsiCo, Inc.	1.9
Johnson & Johnson	1.7
Pfizer, Inc.	1.6
Total	21.9

PORTFOLIO SECTOR ALLOCATION (%)

Finance	14.1
Electronic Technology	10.5
Producer Manufacturing	9.7
Energy Minerals	9.5
Health Technology	9.0
Consumer Non-Durables	8.6
Technology Services	5.2
Retail Trade	4.3
Sectors Less Than 4.0%	25.2
Cash and Other Net Assets	3.9

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$546.2
S Share Assets (Millions):	$93.2
Number of Holdings:	90
Wtd. Avg. Market Cap (Billions):	$79.7
Median Market Cap (Billions):	$28.4
Turnover Rate:	22.0%

Sit Global Dividend Growth Fund

As of March 31, 2012

FUND PERFORMANCE (%)

		Annualized Returns			
	3 Month	1 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Class I Shares	9.97	2.57	10.35	1.95	1.50
Class S Shares	9.90	2.26	10.06	1.70	1.27
Composite Index	11.92	2.66	6.01		
S&P 500® Index	12.59	8.54	7.92		
MSCI EAFE Index	10.86	-5.77	2.95		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Funds performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2008*	2009	2010	2011	YTD 2012
Class I Shares	-5.25	24.65	11.59	-2.59	9.97
Class S Shares	-5.31	24.40	11.32	-2.89	9.90
Composite Index	-21.11	29.67	12.21	-3.78	11.92
S&P 500 Index	-21.94	26.47	15.06	2.11	12.59
MSCI EAFE Index	-19.95	31.78	7.75	-12.14	10.86

*Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns of the Fund and its benchmarks reflect performance since 9/30/08.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	13.0
Energy Minerals	11.0
Producer Manufacturing	10.2
Health Technology	10.0
Electronic Technology	9.9
Consumer Non-Durables	8.1
Retail Trade	6.1
Communications	4.8
Sectors Less Than 4.5%	26.4
Cash and Other Net Assets	1.6

PORTFOLIO COUNTRY ALLOCATION (%)

United States	59.6
United Kingdom	11.7
Switzerland	5.2
Australia	4.2
Canada	2.6
Germany	2.3
Ireland	2.2
France	2.1
6 Countries Less Than 2.1%	7.1
Cash and Other Assets	3.0

TOP TEN HOLDINGS

Company Name	% of Net Assets
International Business Machines Corp.	2.7
Rogers Communications, Inc.	2.6
Chevron Corp.	2.5
Centrica, PLC	2.3
Verizon Communications, Inc.	2.3
McDonald's Corp.	2.2
GlaxoSmithKline, PLC, ADR	2.2
SGS SA	2.1
BHP Billiton, Ltd., ADR	2.1
Royal Dutch Shell, PLC, ADR	2.0
Total	23.3

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$9.9
S Share Assets (Millions):	$2.7
Number of Holdings:	85
Wtd. Avg. Market Cap (Billions):	$83.2
Median Market Cap (Billions):	$42.5
Turnover Rate:	17.6 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of a composite index (comprised of 60% S&P 500® Index and 40% MSCI EAFE Index) and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 21 years
Kent L. Johnson, CFA, 23 years
Raymond E. Sit, 19 years
Michael J. Stellmacher, CFA, 21 years
Tasha M. Murdoff, 16 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The MSCI EAFE Index (Europe, Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. The Composit Index is comprised of 60% S&P 500 Index and 40% MSCI EAFE Index. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit International Growth Fund

As of March 31, 2012

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
CapSize

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 21 years
Tasha M. Murdoff, 16 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The MSCI EAFE Index (Europe, Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	10.96	-4.42	18.02	-2.85	2.48	3.66
MSCI EAFE Growth Index	12.00	-3.71	17.74	-1.89	5.51	3.65

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
International Growth	28.70	12.97	14.67	18.19	16.08	-44.99	27.65	9.51	-10.80	10.96
MSCI EAFE Growth Index	31.99	16.12	13.28	22.33	16.45	-42.70	29.36	12.25	-12.11	12.00

PORTFOLIO SECTOR ALLOCATION (%)

Producer Manufacturing	15.1
Finance	14.7
Consumer Non-Durables	11.0
Energy Minerals	8.4
Health Technology	7.6
Non-Energy Minerals	5.7
Communications	5.1
Electronic Technology	4.6
Sectors Less Than 4.5%	24.8
Cash and Other Net Assets	3.0

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	22.6
Switzerland	13.5
Japan	10.4
France	7.3
Australia	7.1
Germany	7.0
China/Hong Kong	5.5
Canada	4.3
14 Countries Less Than 4.3%	19.3
Cash and Other Assets	3.0

TOP TEN HOLDINGS

Company Name	% of Net Assets
Royal Dutch Shell, PLC, ADR	3.6
BHP Billiton, Ltd.	3.4
Diageo, PLC, ADR	3.0
Nestle SA	2.9
Honda Motor Co., Ltd.	2.7
Reckitt Benckiser Group, PLC	2.5
British American Tobacco, PLC	2.5
SGS SA	2.5
Centrica, PLC	2.5
Syngenta AG	2.4
Total	28.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$20.4
Number of Holdings:	67
Wtd. Avg. Market Cap (Billions):	$57.9
Median Market Cap (Billions):	$32.7
Turnover Rate:	18.7 %

Sit Developing Markets Growth Fund

As of March 31, 2012

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	11.04	-8.98	22.19	1.92	10.31	5.14
MSCI Emerging Markets Index	13.65	-11.05	22.25	2.31	11.48	4.47

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Funds performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Developing Markets Growth	45.96	16.54	33.77	31.59	40.72	-55.26	73.97	14.53	-18.48	11.04
MSCI Emerging Markets Index	51.59	22.45	30.32	29.18	36.48	-54.48	74.50	16.36	-20.41	13.65

PORTFOLIO SECTOR ALLOCATION (%)

Finance	14.4
Energy Minerals	13.4
Non-Energy Minerals	12.2
Consumer Non-Durables	10.5
Electronic Technology	9.8
Communications	8.1
Consumer Services	8.1
Retail Trade	6.2
Sectors Less Than 6.0%	15.7
Cash and Other Net Assets	1.6

PORTFOLIO COUNTRY ALLOCATION (%)

Brazil	23.1
China/Hong Kong	20.3
South Korea	13.3
South Africa	6.9
Australia	6.5
Mexico	4.8
Taiwan	4.7
India	4.5
10 Countries Less Than 4.5%	15.4
Cash and Other Assets	1.6

TOP TEN HOLDINGS

Company Name	% of Net Assets
Samsung Electronics Co., Ltd.	4.8
Cia de Bebidas das Americas, ADR	4.0
Vale SA, ADR	3.8
BHP Billiton, Ltd., ADR	3.5
Petrobras	3.3
CNOOC, Ltd., ADR	2.9
Banco Bradesco SA	2.9
Bangkok Bank PCL	2.5
Shinhan Financial Group Co., Ltd.	2.2
Wal-Mart de Mexico	2.2
Total	32.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$12.1
Number of Holdings:	60
Wtd. Avg. Market Cap (Billions):	$41.5
Median Market Cap (Billions):	$17.3
Turnover Rate:	11.9%

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 21 years
Raymond E. Sit, 19 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The MSCI Emerging Markets Index (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

In this issue,

WIRE INSTRUCTIONS FOR PURCHASING SIT MUTUAL FUNDS

Instructions for shareholders wiring money to purchase Sit Mutual Funds have changed. As of August 22, 2011, BNY Mellon Investment Servicing (US) Inc. serves as the transfer agent for the Sit Mutual Funds. The following are the new instructions:

Bank Name:	Bank of New York Mellon
ABA:	011001234
Credit:	0000733571
	BNY Mellon Investment Servicing (US) Inc. as Agent for Sit Mutual Funds
Further Credit:	Sit Account Name
	Sit Fund/Account Number